January 12, 2012

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Concur Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed November 17, 2011
File No. 000-25137

Dear Ms. Collins:

We have received your letter of January 3, 2012, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K filed by Concur Technologies, Inc. (“Company” or “Registrant”) for the fiscal year ended September 30, 2011. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operating

Results of Operations, page 28

1.	We note that throughout your results of operations discussion you attribute the change in various operating expenses to fluctuations in headcount. Please tell us your consideration to quantify the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. We refer you to Section III.D of SEC Release 33-6835.

Securities and Exchange Commission

January 12, 2012

Response:

We have considered the guidance provided in Section III.D of SEC Release 33-6835 in relation to disclosure of headcount fluctuations. While we acknowledge the need for specificity in quantifying the impact of changes in expenses, we typically do not quantify the fluctuations in headcount numbers because we do not believe that they lead to a better understanding of our business as a whole. Rather, we believe that disclosure of the dollar amount of changes in personnel costs and related expenses is a more appropriate disclosure because fluctuations in headcount numbers do not necessarily correlate proportionately with the expense fluctuation in a given year. For example, we hire on a global basis, where we experience significant compensation and related personnel expense variances among similar positions located in different geographical locations. Even in the same geographical locations, we hire for a variety of positions that involve a wide range of skills and disciplines, and a similarly wide range of compensation and other personnel costs. In addition, the timing of our hiring can make changes in headcount numbers correlate less with associated personnel expenses. For example, we hire throughout the fiscal year and often on an uneven basis, so headcount changes made near the beginning of a period will have greater associated expenses in that period compared to headcount changes made near the end of the period. With all of this in mind, we consider the disclosure of personnel changes in absolute dollars to be a more meaningful disclosure of the impact to the operating expenses.

Financial Position, Liquidity and Capital Resources, page 33

2.	Please tell us the amount of cash, cash equivalents and investments that is currently held outside of the United States. Also, tell us your consideration to disclose such amounts and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

As of September 30, 2011, the amount of cash, cash equivalents and short-term investments held outside of the United States was $29 million, of which only $4.8 million was subject to restriction, and only $5.1 million was subject to tax upon repatriation (representing less than $1.9 million of tax upon repatriation). Such amounts were less than 2% of total cash, cash equivalents and short-term investments.

We have considered Item 303(a)(1) of Regulation S-K and the guidance provided in Section IV of SEC Release 33-8350 in relation to disclosure of cash, cash equivalents and short-term investments held outside of the United States and subject to restriction and/or additional taxes upon repatriation. We believe the more than 98% of our total cash, cash equivalents and short-term investments that is unrestricted to be more than adequate to meet anticipated needs based on our current plans and, therefore, we do not expect that we will need to repatriate the less than 2% that is subject to restrictions and/or additional taxes upon repatriation. Accordingly, we do not believe that the amounts

Securities and Exchange Commission

January 12, 2012

subject to restrictions and/or additional taxes upon repatriation constitute known trends or known demands, commitments, events or uncertainties that result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

In our future filings, we will include additional disclosure about the amount of cash, cash equivalents and short-term investments held outside of the United States and subject to restriction and/or additional taxes upon repatriation if and when we believe such amounts will reasonably likely to result in our liquidity increasing or decreasing in any material way or otherwise have a material impact on our financials.

Notes to Consolidated Financial Statements

Note 10, Income Taxes, page 62

3.	Tell us your consideration to include a breakdown, in the income statement or the notes thereto, of the components of income (loss) before income tax expense (benefit) between domestic and foreign pursuant to Rule 40-8(h) of Regulation S-X. In addition, tell us how you considered the disclosure requirements of ASC 740-30-50, as applicable.

        Response:

We have considered Rule 40-8(h) of Regulation S-X in relation to breaking down the components of income (loss) before income tax expense (benefit) between domestic and foreign. For each of our fiscal years ended September 30, 2011, 2010 and 2009, our foreign income (loss) before income tax expense (benefit) was not material, representing only $1.6 million, $(0.6) million, and $1.0 million, respectively. Accordingly, we determined that such amounts did not need to be separately disclosed. In our future filings, we will include a breakdown in the income statement, or the notes thereto, of the components of income (loss) before income tax expense (benefit) between domestic and foreign if and when we determine such foreign amounts to become material.

We have considered the disclosure requirements of ASC 740-30-50 in relation to undistributed earnings of subsidiaries and corporate joint ventures. Further to our response to the Commission’s comment number two above, investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries are not material, representing less than 2% of total cash, cash equivalents and short-term investments. In our future filings, we will include the relevant disclosures required by ASC 740-30-50 if and when we determine such amounts to become material.

* * *

Securities and Exchange Commission

January 12, 2012

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Francis J. Pelzer V, our Chief Financial Officer, at (425) 895-5335, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele

Kyle R. Sugamele
Chief Legal Officer

cc:	Francis J. Pelzer V, Concur Technologies, Inc.

Scott Davison, Grant Thornton LLP

Horace Nash, Fenwick & West LLP